

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2010

Mr. Colman Cheng
Chief Financial Officer
China Nutrifruit Group Limited
5th Floor, Chuangye Building, Chuangye Plaza
Industrial Zone 3, Daqing Hi-Tech Industrial Development Zone
Daqing, Heilongjiang 163316
People's Republic of China

> **Re: China Nutrifruit Group Limited**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed June 30, 2009**
> **Response Letter Dated May 7, 2010**
> **Response Letter Dated May 25, 2010**
> **Response Letter Dated June 28, 2010**
> **Form 10-K/A for Fiscal Year Ended March 31, 2009**
> **Filed June 29, 2010**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed June 29, 2010**
> **Response Letter Dated August 26, 2010**
> **File No. 001-34440**

Dear Mr. Cheng:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief